[JONES DAY LETTERHEAD]

December 15, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Hanna Teshome, Examiner

Re:	Alliant Techsystems Inc. Registration Statement on Form S-3/A, Filed December 9, 2004 File Number 333-120294

Ladies and Gentlemen:

        Alliant Techsystems Inc. (the "Company") and certain subsidiary guarantors have filed on December 9, 2004, by EDGAR Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form S-3 (the "Registration Statement") relating to the registration for resale of $200,000,000 of the Company's 3.00% Contingent Convertible Senior Subordinated Notes due 2024 (the "Convertible Notes") which were issued on August 13, 2004.

        We are filing this letter in response to the request made by Hanna Teshome in a phone call to Jonathan Cole on December 15, 2004. On behalf of the Company, we confirm that the Company will list any additional selling securityholders who are not identified in the Registration Statement at the time of its effectiveness by filing a post-effective amendment, and not by prospectus supplement.

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        We hope that the foregoing is responsive to your request. If you have any questions with respect to this letter, please feel free to contact the undersigned at (212) 326-3648 or Eric Maki at (212) 326-3780.

        Assuming that this confirmation meets with your approval, we respectfully request on the Company's behalf under Rule 461(a) of the Securities Act of 1933, as amended, that the effective date of the Registration Statement be accelerated to 4:00 p.m. on December 16, 2004 or as soon thereafter as possible.

        The Company has informed us that it is aware of its obligations under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Very truly yours,
/s/ Jonathan H. Cole
cc:	Keith Ross Alliant Techsystems Inc.